FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

OMB APPROVAL
OMB Number: 3235-0287
Expires: September 30, 1998
Estimated average burden hours per response 0.5

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Van C. Sayler (Last) (First) (Middle)	**Raymond James Financial (RJF)**	____ Director ____ 10% Owner __X__ Officer (give title below) ____ Other (specify below)

	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year **September 3, 2002**	

880 Carillon Parkway
(Street)

5. If Amendment Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)
	__X__ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person

St. Petersburg   FL   33716
(City)   (State)   (ZIP)

Table I — Non Derivative Securities Acquired, Disposed of, or beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Raymond James Financial, Inc. (RJF)		Code	V	Amount	(A) or (D)	Price			
RJF Common Stock **(1)**	7/3/2002	P	V	193	A	$ 23.32	43,094	D	
RJF Common Stock							13,530	I	**ESOP**
RJF Common Stock							5,950	I	**Spousal**

(1) Shares acquired under Employee Stock Purchase Plan

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)							**Current**	**1/18/2003**	**Common stock**	**6,300**	**22.1667**			
Employee Stock Option (Right to buy)							**11/18/2002**	**1/18/2003**	**Common stock**	**2,700**	**22.1667**			
Employee Stock Option (Right to buy)							**11/18/2002-11/18/04**	**1/15/2005**	**Common stock**	**6,000**	**20.6250**			
Employee Stock Option (Right to buy)							**11/28/04-01/02/07**	**1/28/2007**	**Common stock**	**10,000**	**32.0000**	**25,000**	**D**	

Explanation of Responses:

/S/ VAN C. SAYLER   9/5/2002

**Signature of Reporting Person   Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient.
   see Instructions 6 for procedure.